December 20, 2005

Via facsimile and U.S. Mail

Mr. Lloyd T. Rochford
President and Chief Executive Officer
Arena Resources, Inc.
4920 South Lewis Avenue, Suite 107
Tulsa, Oklahoma  74105

	Re:	Arena Resources, Inc.
		Supplemental Materials
      Sent December 14, 2005
		File No. 333-127741
		Form 10-KSB for the year ended December 31, 2004
		Filed March 17, 2005
		File No. 01-31657

Dear Mr. Rochford:

      	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Stock-based Employee Compensation, page 49

1. We note your response to prior comment 6 and continue to be unable
to agree with your conclusions. In this regard, the vesting terms associated with you option award do not appear consistent with either raising internal funds or facilitating wide spread internal
ownership
of your common shares since the vesting terms prohibit exercise of the award. Such vesting terms appear indicative of an incentive arrangement requiring continuing performance in order for the award to be exercisable and would require recognition for the intrinsic value in your statement of operations. Refer to the staff`s interpretation as set-forth in Item D of Part XII of the Privatizations of Government - Owned Enterprises. November 1, 2004 International Reporting and Disclosure Issues which can be located at
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..
As such, it appears you will need to restate your financial statements.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Jon Duersch at (202) 551-3719 or Jill Davis,
Branch Chief, at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief


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Mr. Lloyd T. Rochford
Arena Resources, Inc.
December 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

Mail Stop 7010